Filed Pursuant to General Instruction II.L of Form F-10

File No. 333-229262

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement (the “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated January 25, 2019 (the “Base Prospectus”) to which it relates, as amended or supplemented, (this Prospectus Supplement and the Base Prospectus are together the “Prospectus”) and each document deemed to be incorporated by reference herein and therein, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons authorized to sell such securities.

Information has been incorporated by reference in this Prospectus Supplement from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Northern Dynasty Minerals Ltd., 15th Floor, 1040 West Georgia Street, Vancouver, British Columbia, V6E 4H1, Telephone: 604-684-6365 (attention: Corporate Secretary),and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT
To the Short Form Base Shelf Prospectus dated January 25, 2019

New Issue	February 19, 2019

4,109,068 Common Shares

We are hereby qualifying for distribution 4,109,068 common shares (the “Offered Shares”) of Northern Dynasty Minerals Ltd. (“We”, “Northern Dynasty” or the “Company”) that may be offered and sold from time to time by the selling shareholders named in this Prospectus Supplement (the “Selling Shareholders”). The Selling Shareholders acquired the Offered Shares upon the conversion of 4,109,068 special warrants of the Company (the “Special Warrants”) that the Selling Shareholders purchased from us in private placement transactions.

The Special Warrants purchased by the Selling Shareholders formed part of a larger private placement of Special Warrants that was completed by us in two tranches in December 2018 to investors both within the United States and outside of the United States (the “Special Warrant Financing”). In aggregate, we issued 10,150,322 Special Warrants at $0.83 (US$0.62) per Special Warrant for aggregate gross proceeds of approximately $8.4 million (US$6.3 million). The Special Warrants were governed by the terms and conditions contained in special warrant certificates (the “Special Warrant Certificates”) issued to each of the investors in the Special Warrant Financing. All of the Special Warrants were converted into common shares of the Company (the “Underlying Shares”) on a one-for-one basis and without payment of any additional consideration on February 19, 2019.

The Special Warrants were issued to the Selling Shareholders pursuant to subscription agreements entered into between us and the Selling Shareholders. Under the terms of the Subscription Agreements, we entered into registration rights agreements with each of the Selling Shareholders (the “Registration Rights Agreements”) under which we agreed to register the resale of the Offered Shares under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). This Prospectus Supplement is being filed further to the Base Prospectus in order to enable us to satisfy our obligations to the Selling Shareholders under the Registration Rights Agreements.

The Selling Shareholders will receive all of the proceeds from any sales of the Offered Shares offered pursuant to this Prospectus Supplement. We will not receive any of these proceeds, but we will incur expenses in connection with the offering.

The Selling Shareholders may sell the Offered Shares at various times and in various types of transactions, including sales in the open market, sales in negotiated transactions and sales by a combination of these methods. Offered Shares may be sold at the market price of the common shares at the time of a sale, at prices relating to the market price over a period of time, or at prices negotiated with the buyers of shares. This Prospectus Supplement also relates to such indeterminate number of common shares as may be issuable by us to the Selling Shareholders with respect thereto as a result of stock splits, stock dividends or similar transactions.

NO UNDERWRITER OR AGENT HAS BEEN INVOLVED IN THE DISTRIBUTION OF THE COMMON SHARES NOR IN THE PREPARATION OF THIS PROSPECTUS SUPPLEMENT.

Our common shares (the “Common Shares”) are listed and posted for trading on the Toronto Stock Exchange (“TSX”) under the symbol “NDM” and on the NYSE American Stock Exchange (“NYSE American”) under the symbol “NAK”. On February 19, 2019, the closing price of our Common Shares as reported on the TSX was $1.17 per share and on the NYSE American was US$0.884 per share. The TSX and the NYSE American have approved the listing of the Underlying Shares.

The Offered Shares have been issued by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada (“MJDS”), to prepare this Prospectus Supplement and the Base Prospectus in accordance with Canadian disclosure requirements. Investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and may not be comparable to financial statements of United States companies. Our financial statements are subject to audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States)(“PCAOB”) and our auditor is subject to both Canadian auditor independence standards and the auditor independence standards of the PCAOB and the United States Securities and Exchange Commission (“SEC”).

Investors should be aware that any purchase of the Offered Shares may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. You should read the tax discussion in this Prospectus Supplement and fully and consult with your own tax advisers.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, that the majority of its officers and directors are not residents of the United States, that the majority of the experts named in the Registration Statement of which this Prospectus Supplement and the Base Prospectus form a part are not residents of the United States, and that a substantial portion of the assets of these persons are located outside the United States.

An investment in the Offered Shares involves significant risks. You should carefully read the “Risk Factors” section of this Prospectus Supplement beginning on page S-22, the “Risk Factors” section in the Base Prospectus beginning on page 26 and in the documents incorporated by reference herein and therein.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION NOR HAS ANY SUCH SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE BASE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

All references in this Prospectus Supplement and the Base Prospectus to “dollars” or “$” are to Canadian dollars, unless otherwise stated. References to “US$” are to United States dollars.

ii

Mr. Stephen Decker, a director of the Company, resides outside of Canada. Mr. Decker has appointed the Company’s counsel, McMillan LLP, located at Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, as agent for service of process. Investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process.

Our head office is at 15th Floor, 1040 West Georgia Street, Vancouver, British Columbia V6E 4H1. The registered office of the Company is located at Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia V6E 4N7.

iii

TABLE OF CONTENTS
Prospectus Supplement

TABLE OF CONTENTS

Base Shelf Prospectus

GENERAL MATTERS	2
ABOUT THIS PROSPECTUS	2
DOCUMENTS INCORPORATED BY REFERENCE	2
FORWARD-LOOKING STATEMENTS	4
CANADIAN MINERAL PROPERTY DISCLOSURE STANDARDS AND RESOURCE ESTIMATES	7
CAUTIONARY NOTES TO UNITED STATES INVESTORS CONCERNING CANADIAN MINERAL PROPERTY
DISCLOSURE STANDARDS	8
NOTE TO UNITED STATES READERS REGARDING DIFFERENCES BETWEEN UNITED STATES AND CANADIAN
FINANCIAL REPORTING PRACTICES	10
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION	10
OUR BUSINESS	11
THE SELLING SECURITYHOLDERS	14
USE OF PROCEEDS	14
CONSOLIDATED CAPITALIZATION	14
PLAN OF DISTRIBUTION	15
DESCRIPTION OF SECURITIES BEING DISTRIBUTED	17
PRIOR SALES	21
TRADING PRICE AND VOLUME	25
RISK FACTORS	26
CERTAIN INCOME TAX CONSIDERATIONS	33
LEGAL MATTERS	33
INTEREST OF EXPERTS	33
AUDITOR	34
TRANSFER AGENT AND REGISTRAR	34
WHERE YOU CAN FIND ADDITIONAL INFORMATION	34
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	35
ENFORCEABILITY OF CIVIL LIABILITIES BY U.S. INVESTORS	35
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	35
CONTRACTUAL RIGHTS OF RESCISSION	36
CERTIFICATE OF THE COMPANY	37

IMPORTANT NOTICE ABOUT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE base PROSPECTUS

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Special Warrant Financing, the Underlying Shares and the offering of the Offered Shares by the Selling Shareholders. This Prospectus also adds to and updates information contained in the Base Prospectus and the documents that are incorporated by reference into this Prospectus Supplement and the Base Prospectus. The second part is the Base Prospectus which provides more general information. This Prospectus Supplement and the Base Prospectus are together referred to as the Prospectus. This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of the offering of the Offered Shares by the Selling Shareholders. Other documents are also incorporated or deemed to be incorporated by reference into this Prospectus Supplement and into the Prospectus. See “Documents Incorporated by Reference”.

We have filed the Base Prospectus with the securities commissions in all Canadian provinces other than Quebec (the “Canadian Qualifying Jurisdictions”) in order to qualify the offering of the securities described in the Base Prospectus in accordance with Canadian National Instrument 44-102 - Shelf Distributions (“NI 44-102”).  The British Columbia Securities Commission issued a receipt dated January 25, 2019 in respect of the final Base Prospectus as the principal regulatory authority under Multilateral Instrument 11-102 Passport System, and each of the other commissions in the Canadian Qualifying Jurisdictions is deemed to have issued a receipt under National Policy 11-202 Process for Prospectus Review in Multiple Jurisdictions.

The Base Prospectus also forms part of a registration statement on Form F-10 (the “Registration Statement”) that we filed with the Securities and Exchange Commission (“SEC”) under the United States Securities Act of 1933 (the “U.S. Securities Act”), Act utilizing United States/ Canada Multijurisdictional Disclosure System.  The Registration Statement was declared effective by the SEC under the U.S. Securities Act on January 31, 2019 (SEC File No. 333-229262).  The Registration Statement incorporates the Base Prospectus with certain modifications and deletions permitted by Form F-10.  This Prospectus Supplement is being filed by us with SEC in accordance with the instructions to SEC Form F-10.

You should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Base Prospectus. If the description of the Common Shares varies between this Prospectus Supplement and the Base Prospectus, you should rely on the information in this Prospectus Supplement. To the extent that any statement made in this Prospectus Supplement differs from those in the Base Prospectus, the statements made in the Base Prospectus and the information incorporated by reference herein and therein are deemed modified or superseded by the statements made by this Prospectus Supplement. We have not authorized any other person to provide investors with additional or different information. If anyone provides you with any additional, different or inconsistent information, you should not rely on it.

You should not assume that the information contained in or incorporated by reference in this Prospectus Supplement or the Base Prospectus is accurate as of any date other than the date of the document in which such information appears. Our business, financial condition, results of operations and prospects may have changed since those dates. Information in this Prospectus Supplement updates and modifies the information in the Base Prospectus and information incorporated by reference herein and therein.

This Prospectus does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this Prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

In this Prospectus Supplement, unless the context requires otherwise, “we”, “us” and “our” refers, collectively, to Northern Dynasty and its wholly-owned subsidiaries. Capitalized terms used but not defined herein have the meanings given to those terms in the Base Prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents (“documents incorporated by reference” or “documents incorporated herein by reference”) that we have filed with the securities regulatory authorities in the jurisdictions in Canada in which we are a reporting issuer and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement:

(a)	our annual information form for the year ended December 31, 2017 dated March 28, 2018 (the “2017 AIF”);
(b)	our audited consolidated financial statements together with the notes thereto for the financial years ended December 31, 2017 and 2016, together with the report of the independent registered public accounting firm thereon;
(c)	our annual management’s discussion and analysis of financial condition and operations for the financial year ended December 31, 2017 (the “2017 MD&A”);
(d)	our unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2018, except for the “Notice of No Auditor Review” provided therein under subparagraph 4.3(3)(a) of National Instrument 51-102 Continuous Disclosure Obligations;
(e)	our management’s discussion and analysis of financial condition and operations for the three and nine months ended September 30, 2018 (the “Q3 2018 MD&A”);
(f)	our management information circular dated May 16, 2018 distributed in connection with the annual meeting of shareholders held on June 28, 2018; and
(g)	our material change report dated January 8, 2019 regarding the closing of the Special Warrant Financing.

All documents of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 — Short Form Prospectus Distributions filed by us with the securities regulatory authorities in the jurisdictions in Canada in which we are a reporting issuer after the date of this Prospectus Supplement, and before the termination of the distribution, are also deemed to be incorporated by reference into this Prospectus Supplement and the Prospectus. These documents will include any documents of the type referred to in the preceding paragraph, including all annual information forms, all information circulars, all annual and interim financial statements, all management’s discussion and analysis relating thereto, all material change reports (excluding confidential material change reports, if any), news releases containing financial information for financial periods more recent than the most recent annual or interim financial statements and all business acquisition reports filed by us subsequent to the date of this Prospectus Supplement and prior to the earlier of (i) the sale of all of the Offered Shares offered hereby, or (ii) the withdrawal of this Prospectus Supplement by us upon our obligations under the Registration Rights Agreement to register the Offered Securities expiring (see below under “The Company – Special Warrant Financing”). To the extent that we file any additional prospectus supplements disclosing additional or updated information relating to the distribution of the Offered Shares by the Selling Shareholders with securities commissions or similar authorities in the relevant provinces of Canada after the date of this Prospectus Supplement and prior to the sale of all Offered Shares hereunder, such additional prospectus supplements shall be deemed to be incorporated by reference into the Prospectus.

Further, to the extent that any document or information incorporated by reference into this Prospectus Supplement is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that we file or furnish to the SEC after the date of this Prospectus Supplement and prior to the date that all Offered Shares offered hereby have been sold or this Prospectus Supplement is withdrawn, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus Supplement forms a part (in the case of documents or information filed or furnished on Form 6-K or Form 8-K, only to the extent specifically stated therein). For certainty, all of the documents and information listed in paragraphs (a) through (h) above, all of which have been filed with or furnished to the SEC as part of filings on Form 40-F or Form 6-K, are hereby incorporated by reference as exhibits to the registration statement of which this Prospectus Supplement forms a part.

Any statement contained in this Prospectus Supplement, the Base Prospectus or in a document (or part thereof) incorporated by reference herein or therein, or deemed to be incorporated by reference herein or therein, shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained in this Prospectus Supplement or in any subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in this Prospectus Supplement or in the Base Prospectus modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus Supplement or the Base Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Upon a new annual information form and related annual financial statements being filed by us with, and where required, accepted by, the applicable securities regulatory authority during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, material change reports and information circulars and all Prospectus Supplements filed prior to the commencement of our financial year in which a new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon condensed consolidated interim financial statements and the accompanying management’s discussion and analysis of financial condition and results of operations being filed by us with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, all condensed consolidated interim financial statements and the accompanying management’s discussion and analysis of financial condition and results of operations filed prior to such new condensed consolidated interim financial statements and management’s discussion and analysis of financial condition and results of operations shall be deemed to no longer be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, upon a new management information circular for an annual meeting of shareholders being filed by us with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

Information contained on our website, www.northerndynastyminerals.com, is not part of this Prospectus Supplement or the Base Prospectus and is not incorporated herein by reference and may not be relied upon by you in connection with an investment in the Offered Shares.

Copies of the documents incorporated herein by reference may be obtained from us upon request without charge from Northern Dynasty Minerals Ltd., 15th Floor, 1040 West Georgia Street, Vancouver, British Columbia V6E 4H1 (telephone 604-684-6365) (attention: Corporate Secretary), or by accessing our disclosure documents available through the Internet on the SEDAR at www.sedar.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the Base Prospectus and the documents incorporated herein by reference contain certain forward-looking information and forward-looking statements within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements describe our future plans, strategies, expectations and objectives, and are generally, but not always, identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology.

Forward-looking statements contained or incorporated by reference into the Base Prospectus and this Prospectus Supplement include, without limitation, statements regarding:

•	our expectations regarding the potential for securing the necessary permitting of a mine at the Pebble Project and our ability to establish that such a permitted mine can be economically developed;
•	our ability to successfully apply for and obtain the federal and state permits that we will be required to obtain for the Pebble Project under the Clean Water Act (“CWA “) and the National Environmental Policy Act (“NEPA”);
•	our plan of operations, including our plans to carry out and finance exploration and development activities;
•	our ability to raise capital for exploration, permitting and development activities;
•	our expected financial performance in future periods;
•	our expectations regarding the exploration and development potential of the Pebble Project;
•	the outcome of the legal proceedings in which we are engaged; and
•	factors relating to our investment decisions.

Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. We believe that the assumptions and expectations reflected in such forward-looking information are reasonable.

Key assumptions upon which the Company’s forward-looking information are based include:

•	that we will be able to secure sufficient capital necessary for continued environmental assessment and permitting activities and engineering work which must be completed prior to any potential development of the Pebble Project which would then require engineering and financing in order to advance to ultimate construction;
•	that we will ultimately be able to demonstrate that a mine at the Pebble Project can be developed and operated in an environmentally sound and socially responsible manner, meeting all relevant federal, state and local regulatory requirements so that we will be ultimately able to obtain permits authorizing construction of a mine at the Pebble Project;
•	that the market prices of copper, gold, molybdenum and silver will not significantly decline or stay depressed for a lengthy period of time;
•	that our key personnel will continue their employment with us; and
•	that we will continue to be able to secure minimal adequate financing on acceptable terms.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Forward looking statements are also subject to risks and uncertainties facing our business, any of which could have a material impact on our outlook.

Some of the risks we face and the uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements include:

•	an inability to ultimately obtain permitting for a mine at the Pebble Project;
•	an inability to establish that the Pebble Project may be economically developed and mined or contain commercially viable deposits of ore based on a mine plan for which government authorities are prepared to grant permits;
•	an inability to continue to fund exploration and development activities and other operating costs;
•	the highly cyclical nature of the mineral resource exploration business;
•	the pre-development stage economic viability and technical uncertainties of the Pebble Project and the lack of known reserves on the Pebble Project;
•	an inability to recover even the financial statement carrying values of the Pebble Project if we cease to continue on a going concern basis;
•	the potential for loss of the services of key executive officers;
•	a history of, and expectation of further, financial losses from operations impacting our ability to continue on a going concern basis;
•	the volatility of copper, gold, molybdenum and silver prices and mining share prices;
•	the inherent risk involved in the exploration, development and production of minerals, and the presence of unknown geological and other physical and environmental hazards at the Pebble Project;
•	the potential for changes in, or the introduction of new, government regulations relating to mining, including laws and regulations relating to the protection of the environment and project legal titles;
•	potential claims by third parties to titles or rights involving the Pebble Project;
•	the uncertainty of the outcome of current or future litigation;
•	the possible inability to insure our operations against all risks;
•	the highly competitive nature of the mining business;
•	the potential equity dilution to current shareholders from future equity financings; and
•	that we have never paid dividends and will not do so in the foreseeable future.

While the effort was made to list the primary risk factors, this list should not be considered exhaustive of the factors that may affect any of our forward-looking statements or information. Investors should refer to the sections of this Prospectus Supplement and the Base Prospectus entitled “Risk Factors” for a comprehensive discussion of the risk factors that we face. In addition, investors should refer to the risk factors identified in our 2017 AIF, our 2017 MD&A and our Q3 2018 MD&A. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, the risks and uncertainties described above and otherwise contained herein.

Our forward-looking statements and risk factors are based on the reasonable beliefs, expectations and opinions of management on the date of this Prospectus Supplement. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.

WE QUALIFY ALL THE FORWARD LOOKING STATEMENTS CONTAINED IN THE BASE PROSPECTUS AND THIS PROSPECTUS SUPPLEMENT AND THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN AND THEREIN BY THE FOREGOING CAUTIONARY STATEMENTS.

CANADIAN MINERAL PROPERTY STANDARDS AND RESOURCE ESTIMATES

As a Canadian issuer, we are required to comply with reporting standards in Canada that require that we make disclosure regarding our mineral properties, including any estimates of mineral reserves and resources, in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this Prospectus Supplement and the Base Prospectus have been prepared in accordance with NI 43-101.

This Prospectus Supplement and the Base Prospectus use the certain technical terms presented below as they are defined in accordance with the CIM Definition Standards on mineral resources and reserves (the “CIM Definition Standards”) adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM Council”), as required by NI 43-101. The following definitions are reproduced from the latest version of the CIM Standards, which were adopted by the CIM Council on May 10, 2014 (the “CIM Definitions”):

feasibility study	A comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a pre-feasibility study.
indicated mineral resource	That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An indicated mineral resource has a lower level of confidence than that applying to a measured mineral resource and may only be converted to a probable mineral reserve.

inferred mineral resource	That part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred mineral resource has a lower level of confidence than that applying to an Indicated mineral resource and may not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred mineral resources could be upgraded to Indicated mineral resources with continued exploration.
measured mineral resource	That part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A measured mineral resource has a higher level of confidence than that applying to either an Indicated mineral resource or an Inferred mineral resource. It may be converted to a proven mineral reserve or to a Probable Mineral Reserve.
mineral reserve	The economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which mineral reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a pre-feasibility study or feasibility study.
mineral resource	A concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.
modifying factors	Considerations used to convert mineral resources to mineral reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.
pre-feasibility study	A comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the modifying factors and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the mineral resource may be converted to a mineral reserve at the time of reporting. A pre-feasibility study is at a lower confidence level than a feasibility study.
probable mineral reserve	The economically mineable part of an Indicated, and in some circumstances, a measured mineral resource. The confidence in the modifying factors applying to a Probable Mineral Reserve is lower than that applying to a proven mineral reserve.
proven mineral reserve	The economically mineable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors.

This Prospectus Supplement and the Base Prospectus also uses the term “preliminary economic assessment”, which is defined in NI 43-101 to mean a study that includes an economic analysis of the potential viability of mineral resources, but that does not meet the definition of either a “pre-feasibility study” or a “feasibility study”, as such terms are defined above.

CAUTIONARY NOTES TO UNITED STATES INVESTORS CONCERNING CANADIAN MINERAL PROPERTY DISCLOSURE STANDARDS

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the United States Securities and Exchange Act of 1934, as amended (the “U.S. Exchange Act”). These amendments will be effective February 25, 2019 (the “SEC Modernization Rules”). The SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 (“Guide 7”), which will be rescinded.

The SEC Modernization Rules include the adoption of definitions of the following terms, which are “substantially similar” to the corresponding terms under the CIM Definition Standards that are presented above under “Canadian Mineral Property Disclosure Standards and Resource Estimates”:

•	feasibility study;
•	indicated mineral resource;
•	inferred mineral resource;
•	measured mineral resource;
•	mineral reserve;
•	mineral resource;
•	modifying factors;
•	preliminary feasibility study (or “pre-feasibility study”);
•	probable mineral resource; and
•	proven mineral reserve.

As a result of the adoption of the SEC Modernization Rules, SEC will now recognize estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definitions.

We will not be required to provide disclosure on our mineral properties, including the Pebble Project, under the SEC Modernization Rules as we are presently a “foreign issuer” under the U.S. Exchange Act and entitled to file continuous disclosure reports with the SEC under the MJDS Disclosure System between Canada and the United States. Accordingly, we anticipate that we will be entitled to continue to provide disclosure on our mineral properties, including the Pebble Project, in accordance with NI 43-101 disclosure standards and CIM Definition Standards. However, if we either cease to be a “foreign issuer” or cease to be able to entitled to file reports under the MJDS disclosure system, then we will be required to provide disclosure on our mineral properties under the SEC Modernization Rules. Accordingly, United States investors are cautioned that the disclosure that we provide on our mineral properties, including the Pebble Project, in the Prospectus Supplement, the Base Prospectus and under our continuous disclosure obligations under the U.S. Exchange Act may be different from the disclosure that we would otherwise be required to provide as a U.S. domestic issuer or a non-MJDS foreign issuer under the SEC Modernization Rules.

United States investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral resources that we may report as “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had we prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not to assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described by these terms has a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” that we report in this Prospectus Supplement or the Base Prospectus are or will be economically or legally mineable.

Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

For the above reasons, information contained in this Prospectus Supplement, the Base Prospectus and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

We prepare our financial statements in accordance with IFRS, as issued by the IASB, which differs from U.S. generally accepted accounting principles (“U.S. GAAP”). Accordingly, our financial statements incorporated by reference in the Prospectus Supplement and the Base Prospectus, and in the documents incorporated by reference in this Prospectus Supplement and the Base Prospectus, may not be comparable to financial statements of United States companies prepared in accordance with U.S. GAAP.

Currency Presentation and Exchange Rate Information

Unless stated otherwise or as the context otherwise requires, all references to dollar amounts in this Prospectus Supplement are references to Canadian dollars. References to “$” or “Cdn.$” are to Canadian dollars and references to “U.S. dollars” or “US$” are to United States dollars.

The high, low and average of the daily rates for the United States dollar in terms of Canadian dollars for the financial period ended December 31, 2018 and the high, low and average of the closing rates for the United States dollar in terms of Canadian dollars for each of the financial periods ended December 31, 2017 and December 31, 2016, as quoted by the Bank of Canada, were as follows:

	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
	(In Canadian Dollars)
High	1.3642	1.3743	1.4589
Low	1.2288	1.2128	1.2544
Average	1.2957	1.2986	1.328
Closing	1.3642	1.2545	1.3427

On February 19, 2019, the daily exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was U.S.$1.00 = $1.3238.

The Company

This summary does not contain all the information about Northern Dynasty that may be important to you. You should read the more detailed information and financial statements and related notes that are incorporated by reference into and are considered to be a part of this Prospectus Supplement.

We are a mineral exploration company existing under the Business Corporations Act (British Columbia) focused on developing, through our subsidiaries, the Pebble copper-gold-molybdenum-silver mineral project located in the state of Alaska, U.S. (the “Pebble Project”). The Pebble Project is located in southwest Alaska, 19 miles (30 kilometers) from the village of Iliamna, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage.

Our Alaska mineral resource exploration business is operated through an Alaskan registered limited partnership, the Pebble Limited Partnership (the “Pebble Partnership”), in which we own a 100% interest through an Alaskan general partnership, the Northern Dynasty Partnership. Pebble Mines Corp., a 100% indirectly owned Alaskan subsidiary of the Company, is the general partner of the Pebble Partnership and responsible for its day-to-day operations.

In February 2014, the United States Environmental Protection Agency (“EPA”) announced a pre-emptive regulatory action under the CWA to consider restriction or a prohibition of mining activities associated with the Pebble deposit. From 2014-2017, Northern Dynasty and the Pebble Partnership focused on a multi-dimensional strategy, including legal and other initiatives to ward off this action. These efforts were successful, resulting in the joint settlement agreement announced on May 12, 2017, enabling the project to move forward with state and federal permitting.

The Pebble Project has advanced significantly since May 2017 when the Pebble Partnership secured the legal settlement with the EPA, enabling Pebble to enter normal course permitting under the NEPA:

On December 22, 2017, the Pebble Partnership filed its 404 wetlands permit application (the “CWA 404 Permit Application”) under the CWA with the United States Army Corps of Engineers (“USACE”), which was “receipted” as complete by USACE on January 5, 2018. The permit application includes a project description (the “Project Description”) for the Pebble Project that was based on a smaller mine concept developed for the Pebble Project in the latter part of 2017. The Project Description in the permit application envisages the project developed as an open pit mine and processing facility with supporting infrastructure. It also involves a development plan with a significantly smaller development footprint than previously envisaged, and other additional environmental safeguards. The Pebble Project is currently in the US National Environmental Policy Act Environmental Impact Statement (“NEPA EIS”) process. The NEPA EIS process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently being advanced. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.

•	On February 5, 2018, USACE announced the appointment of AECOM – a leading global engineering firm – as third-party contractor for the NEPA EIS process;

•	On March 19, 2018, USACE published guidelines and timelines for completing NEPA permitting, and the associated EIS process; and

•	Between April and August, 2018, the Pebble Project was advanced through the Scoping Phase of the EIS process administered by USACE:

o	Scoping was initiated on April 1, 2018 with a 90-day public comment period concluded on June 29, 2018; and

o	The Scoping Phase was completed and the USACE released the Scoping Document on August 31, 2018.

Activities by Northern Dynasty and the Pebble Partnership in 2018 have been focused on providing information to support the scoping phase and overall development of the EIS.

In response to stakeholder concerns, the footprint of the proposed development in the updated Project Description is substantially smaller than previously envisaged. The current mine plan proposal consolidates most major site infrastructure in a single drainage, and includes other new environmental safeguards:

•	A more conservative Tailings Storage Facility (“TSF”) design, including enhanced buttresses, flatter slope angles and an improved factor of safety;
•	separation of potentially acid generating (“PAG”) tailings from non-PAG bulk tailings for storage in a fully-lined TSF;
•	co-storage of PAG waste rock within the PAG TSF and transfer of the PAG tailings and waste rock and tailings to the open pit at closure;
•	no permanent waste rock piles; and
•	no cyanide usage.

The Company continues to update the mine plan being reviewed in the NEPA EIS permitting process based on ongoing engineering work. As currently proposed under the Project Description, the Pebble deposit would be developed as a 180,000 ton (imperial) per day open pit mine with associated on and off-site infrastructure that includes a 270-megawatt power plant located at the mine site; an 83-mile transportation corridor, including an 18-mile crossing utilizing an ice-breaking ferry on Iliamna Lake, from the mine site to a port site on the west side of Cook Inlet; a permanent, year-round port facility near the mouth of Amakdedori Creek on Cook Inlet; and a 188-mile natural gas pipeline from the Kenai Peninsula to the Project site.

Following four years of construction activity, the proposed Pebble mine would operate for a period of 20 years as a conventional drill-blast-shovel operation. The mining rate will peak at 73 million tons per year, with 66 million tons of mineralized material processed through the mill each year (180,000 tons per day), for a low life-of-mine waste to ore ratio of 0.2:1. Forecast annual production would be approximately 613,000 tons of copper-gold concentrate containing approximately 315 million lb copper, 362,000 oz gold and 1.8 million oz of silver; and approximately 15,000 tons of molybdenum concentrate containing approximately 14 million lb of molybdenum. The current mine plan is not supported by any preliminary economic assessment or any preliminary or final feasibility study.

The USACE is conducting a comprehensive alternatives assessment to consider a broad range of alternatives as part of its preparation of the EIS. As a result, the Company cautions that the plan described above may not be the final development plan. A final development design has not yet been selected. The proposed project uses a portion of the currently estimated Pebble mineral resources. This does not preclude development of additional resources in other phases of the project in the future, although any subsequent phases of development would require extensive regulatory and permitting review by federal, state and local regulatory agencies, including a comprehensive EIS review process under NEPA.

Additional information on the Company’s recent activities in connection with advancing the development of the Pebble Project are included in the Company’s 2017 AIF, 2017 MD&A and Q3 2018 MD&A.

Recent Developments

In November 2018, the Pebble Partnership finalized a Right-of-Way Agreement with Alaska Peninsula Corporation (“APC”), securing the right to use defined portions of APC lands for the proposed construction and operation of transportation infrastructure associated with the Pebble Project. The APC lands addressed in the Right-of-Way Agreement mirror the transportation corridor identified in the Pebble Partnership’s Project Description, as submitted to the US Army Corps of Engineers in late 2017 to initiate the federal Environmental Impact Statement (EIS) permitting process. It includes land south of Lake Iliamna to link a port site on Cook Inlet to a ferry landing site west of the APC village of Kokhanok, as well as land north of Lake Iliamna to link a ferry landing site west of the APC village of Newhalen to the site of the proposed Pebble mine.

To secure its right to use defined portions of APC land for the proposed construction and operation of transportation infrastructure, the Pebble Partnership will make annual toll payments to APC, and pay other fees prior to and during project construction and operation. In addition, APC will be granted ‘Preferred Contractor’ status at Pebble, which provides a preferential opportunity to bid on Pebble-related contracts located on APC lands. In addition, the two parties have agreed to negotiate a profit sharing agreement that will ensure APC and its shareholders benefit directly from the profits generated by mining activity in the region.

Special Warrant Financing

In December 2018, the Company completed a private placement of an aggregate of 10,150,322 Special Warrants at $0.83 (US$0.62) per Special Warrant for aggregate gross proceeds of approximately $8.4 million (US$6.3 million). The private placement was completed in two tranches. The first tranche of 8,908,322 Special Warrants was completed on December 21, 2018, for gross proceeds of $7.4 million (US$5.6 million). The second tranche of 1,242,000 Special Warrants was completed on December 27, 2018 for gross proceeds of approximately $1.03 million (US$770,000).

The Special Warrants were represented by the Special Warrant Certificates that have been issued to each of the Special Warrant Investors. No underwriter or agent was engaged by us in connection with the completion of the Special Warrant Financing.

The Special Warrants have converted into the Underlying Shares effective February 18, 2019 on a one-for-one basis and without payment of any additional consideration. Under the terms of the Special Warrant Certificates, the Company had agreed to file a prospectus in certain Canadian provinces to qualify the conversion of the Special Warrants (the “Canadian Prospectus”). The Company filed a separate prospectus supplement on February 8, 2019 (the “Special Warrant Conversion Prospectus Supplement”) pursuant to the Base Prospectus to enable the Company to satisfy its obligations to the Special Warrant Investors to qualify the issuance of the Underlying Shares by the filing of a Canadian prospectus. As a result of this filing, the Special Warrants had automatically converted into the Underlying Shares on February 19, 2019, being the date that is the later of six business days following the filing of the Special Warrant Conversion Prospectus Supplement.

The Company has also entered into the Registration Rights Agreements with the Selling Shareholders. The Selling Shareholders purchased an aggregate of 4,109,068 Special Warrants. Under the terms of the Registration Rights Agreement, the Company agreed to file and clear a registration statement in the United States to qualify the resale of Offered Shares in the United States by the Selling Shareholders (the “SEC Registration Statement”). The Company is filing this Prospectus Supplement pursuant to the Base Prospectus to satisfy its obligations to the Selling Shareholders to qualify the resale by the Selling Shareholders of the Offered Shares in the United States in accordance with the Registration Rights Agreement. The Special Warrants were issued to the Selling Shareholders pursuant to available exemptions from the registration requirements of the U.S. Securities Act provided by Rule 506 of Regulation D, and all Selling Shareholders represented to the Company that they are “accredited investors” within the meaning of Rule 501 of Regulation D. The Company has also agreed to use commercially reasonable best efforts to clear the SEC Registration Statement within 90 days from the date of issuance of the Special Warrants and maintain the SEC Registration Statement effective for up to two years. There are no share bump-up or other penalties if clearance of the Canadian Prospectus or SEC Registration Statement is delayed for any reason.

A copy of each of the form of the Special Warrant Certificates issued to the Special Warrant Investors and the form of the Registration Rights Agreement entered into between the Company and the Selling Shareholders have been filed in the Canadian Qualifying Jurisdictions on SEDAR and furnished to the SEC on a Form 6-K dated January 8, 2019.

SELLING SHAREHOLDERS

We are registering the Offered Shares covered by this Prospectus Supplement on behalf of the Selling Shareholders named in the table below in accordance with our obligations under the Registration Rights Agreements. Selling Shareholders, including their transferees, pledgees or donees or their successors (all of whom may be Selling Shareholders), may from time to time offer and sell pursuant to this Prospectus Supplement any or all of the shares. When we refer to “Selling Shareholders” in this Prospectus Supplement, we mean those persons listed in the table below, as well as their transferees, pledgees or donees or their successors.

The following table sets forth certain information as of February 19, 2019 regarding beneficial ownership of our Common Shares by the Selling Shareholders. “Beneficial ownership” is a term defined by the SEC in Rule 13d-3 under the Exchange Act and includes Common Shares over which a Selling Shareholder has direct or indirect voting or investment control and any Common Shares that the Selling Shareholder has a right to acquire beneficial ownership of within 60 days.

The number of Common Shares in the column “Number of Common Shares Beneficially Owned Prior to the Offering” is based on beneficial ownership information provided to us by or on behalf of the Selling Shareholders in a selling stockholder questionnaire.

The number of Common Shares in the column “Number of Shares Registered for Sale Hereby” represents all of the Offered Shares that each Selling Shareholder may offer under this Prospectus Supplement. These Offered Shares are the Underlying Shares issued to the Selling Shareholders pursuant to conversion of the Special Warrants purchased by the Selling Shareholders in the Special Warrant Financing. The Selling Shareholders may sell some, all or none of their Offered Shares. In addition, the Selling Shareholders may have sold, transferred or otherwise disposed of all or a portion of their shares since the date on which they provided the information regarding their shares in transactions exempt from the registration requirements of the Securities Act.

The number of Common Shares in the column “Number of Common Shares Beneficially Owned after the Offering” assumes that the Selling Shareholders will sell all of their Offered Shares pursuant to this Prospectus Supplement and that any other Common Shares beneficially owned by the Selling Shareholders will continue to be beneficially owned. We do not know when or in what amounts the Selling Shareholders will offer shares for sale, if at all. The Selling Shareholders may sell any or all of the shares included in and offered by this Prospectus Supplement. Because the Selling Shareholders may offer all or some of the Offered Shares pursuant to this offering, we cannot estimate the number of shares that will be held by the Selling Shareholders after completion of the offering.

Information regarding the Selling Shareholders may change from time to time. Any such changed information will be set forth in further supplements to the Base Prospectus if required.

Except as set forth in the table below, none of the Selling Shareholders has had a material relationship with us within the past three years.

Name of Selling Shareholder	Number of Common Shares Beneficially Owned Prior to the Offering		Number of Common Shares Registered for Sale Hereby	Number of Common Shares Beneficially Owned After the Offering (2)
	Number	Percentage(1)	Number	Number	Percentage
Kopernik Global All-Cap Fund(3)	8,895,634	2.76%(8)	1,388,479	7,507,155	2.33%(8)
Kopernik Global All-Cap Master Fund, LP(4)	1,724,107	*(8)	665,809	1,058,298	*(8)
Legato Capital Management Investments LLC CalPERS(5)	1,748,329	*(8)	582,261	1,166,068	*(8)
Russell Investments Institutional Funds LLC Multi-Assets Core Plus(6)	2,932,669	*(8)	1,107,180	1,825,489	*(8)
TIFF Keystone Fund(7)	375,453	*(8)	38,339	337,114	*(8)
ALB Private Investments LLC(9)	500,000	*	150,000	350,000	*
Anthony Low Beer(9)	2,030,000	*	150,000	1,730,000	*
Graham Wark	2,627,000	*	27,000	2,600,000	*

*Represents less than 1% of our outstanding Common Shares.

(1)	Applicable percentage of ownership is based on 323,885,457 Common Shares outstanding as of February 19, 2019 following conversion of the Special Warrants into Underlying Shares.
(2)	Assumes that the selling stockholder disposes of all of the Common Shares covered by this Prospectus Supplement and does not acquire beneficial ownership of any additional shares. The registration of these shares does not necessarily mean that the selling stockholder will sell all or any portion of the shares covered by this Prospectus Supplement.
(3)	Kopernik Global All-Cap Fund (“Kopernik Fund”) is the owner, as of the date of this Prospectus Supplement, of 8,895,634 Common Shares, of which 1,388,479 Common Shares were issued to Kopernik Fund upon conversion of Special Warrants purchased by Kopernik Fund in the Special Warrant Financing.
(4)	Kopernik Global All-Cap Master Fund, LP (“Kopernik Master”) is the owner, as of the date of this Prospectus Supplement, of 1,724,107 Common Shares, of which 665,809 Common Shares were issued to Kopernik Master upon conversion of Special Warrants purchased by Kopernik Fund in the Special Warrant Financing.

(5)	Legato Capital Management Investments LLC CalPERS (“Legato”) is the owner, as of the date of this Prospectus Supplement, of 1,748,329 Common Shares, of which 582,261 Common Shares were issued to Legato upon conversion of Special Warrants purchased by Legato in the Special Warrant Financing.
(6)	Russell Investments Institutional Funds LLC Multi-Asset Core Plus (“Russell”) is the owner, as of the date of this Prospectus Supplement, of 2,932,669 Common Shares, of which 1,107,180 Common Shares were issued to Russell upon conversion of Special Warrants purchased by Russell in the Special Warrant Financing.
(7)	TIFF Keystone Fund (“TIFF”) is the owner, as of the date of this Prospectus Supplement, of 375,453 Common Shares, of which 38,339 Common Shares were issued to TIFF upon conversion of Special Warrants purchased by TIFF in the Special Warrant Financing.
(8)	Kopernik Fund, Kopernik Master, Legato, Russell and TIFF, together with Kopernik Global Investors, LLC as investment advisor and other separately managed accounts may be deemed to be members of a “group” and beneficial ownership may be required to be aggregated under Rule 13d-3 of the Exchange Act. Applicable percentage of ownership of the Kopernik group prior to the offering would be 7.1%, based on aggregate beneficial ownership of 23,127,674 Common Shares. Applicable percentage of ownership of the Kopernik group after completion of the offering would be 6.0%, based on aggregate beneficial ownership of 19,345,606 Common Shares. Each percentage ownership calculation is based on 323,885,457 Common Shares outstanding as of the date hereof. Each Kopernik entity listed above disclaims beneficial ownership of any securities beneficially owned by any other Kopernik entity.
(9)	ALB Private Investments LLC is the owner of 500,000 Common Shares, of which 150,000 Common Shares were issued to ALB Private Investments LLC on conversion of Special Warrants purchased in the Special Warrant Financing. ALB Private Investments LLC is a private company controlled by Mr. Anthony Low Beer. Mr. Low Beer is the direct owner of 650,000 Common Shares, of which 150,000 Common Shares were issued to Mr. Low Beer on conversion of Special Warrants purchased in the Special Warrant Financing. Mr. Low Beer also has investment control over an additional 880,000 Common Shares, with respect to which Mr. Low Beer disclaims any beneficial ownership.

PLAN OF DISTRIBUTION

We are registering the Offered Shares to permit the resale of these Common Shares by the Selling Shareholders from time to time after the date of this Prospectus Supplement. We will not receive any of the proceeds from the sale by the Selling Shareholders of the Offered Shares.

The Selling Shareholders may sell all or a portion of the Offered Shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the Offered Shares are sold through underwriters or broker-dealers, the Selling Shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The Offered Shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;
•	in the over-the-counter market;
•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;
•	through the writing of options, whether such options are listed on an options exchange or otherwise;
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	short sales;
•	sales pursuant to Rule 144;
•	broker-dealers may agree with the Selling Shareholders to sell a specified number of such shares at a stipulated price per share;
•	a combination of any such methods of sale; and
•	any other method permitted pursuant to applicable law.

If the Selling Shareholders effect such transactions by selling the Offered Shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Shareholders or commissions from purchasers of the Offered Shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the Offered Shares or otherwise, the Selling Shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the Offered Shares in the course of hedging in positions they assume. The Selling Shareholders may also sell Offered Shares short and deliver the Offered Shares covered by this Prospectus Supplement to close out short positions and to return borrowed shares in connection with such short sales. The Selling Shareholders may also loan or pledge Offered Shares to broker-dealers that in turn may sell such shares.

The Selling Shareholders may pledge or grant a security interest in some or all of the Offered Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Offered Shares from time to time pursuant to this Prospectus Supplement s or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the U.S. Securities Act, amending, if necessary, the list of Selling Shareholders to include the pledgee, transferee or other successors in interest as Selling Shareholders under this Prospectus Supplement. The Selling Shareholders also may transfer and donate the Offered Shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this Prospectus Supplement.

At the time a particular offering of the Offered Shares is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of Offered Shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the Offered Shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the Offered Shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any Selling Shareholders will sell any or all of the Offered Shares registered pursuant to the Registration Statement of which this Prospectus Supplement and the Base Prospectus forms a part.

The Selling Shareholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the Offered Shares by the Selling Shareholders and any other participating person. To the extent applicable Regulation M may also restrict the ability of any person engaged in the distribution of the Offered Shares to engage in market-making activities with respect to the Offered Shares. All of the foregoing may affect the marketability of the Offered Shares and the ability of any person or entity to engage in market-making activities with respect to the Offered Shares.

We will pay all expenses of the registration of the Offered Shares in accordance with our obligations under the Registration Rights Agreements. We estimate these expenses to be US$50,000 in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a Selling Shareholders will pay all underwriting discounts and selling commissions, if any. We will indemnify the Selling Shareholders against liabilities, including some liabilities under the U.S. Securities Act in accordance with the Registration Rights Agreement, or the Selling Shareholders will be entitled to contribution. We may be indemnified by the Selling Shareholders against civil liabilities, including liabilities under the U.S. Securities Act, that may arise from any written information furnished to us by the Selling Shareholders specifically for use in this Prospectus Supplement, in accordance with the Registration Rights Agreements, or we may be entitled to contribution.

Once sold under the Registration Statement, of which this Prospectus Supplement and the Base Prospectus forms a part, the Offered Shares will be freely tradable under the Securities Act in the hands of persons other than our affiliates.

REASONS FOR THE OFFER AND USE OF PROCEEDS

We have agreed to register the Offered Shares covered by this Prospectus Supplement on behalf of the Selling Shareholders named below under “Selling Shareholders” pursuant to our contractual obligations under the Registration Rights Agreements.

The Selling Shareholders will receive all of the proceeds from any sales pursuant to this Prospectus Supplement. We will not receive any of the proceeds, but we will incur expenses in connection with the offering, as described below under “Plan of Distribution”.

CONSOLIDATED CAPITALIZATION

There have been no material changes in our share and debt capital, on a consolidated basis, since September 30, 2018, being the date of our most recently filed unaudited consolidated financial statements incorporated by reference in this Prospectus Supplement, except for:

(a)	the issuances of 131,715 additional Common Shares pursuant to the exercise of outstanding warrants;
(b)	the issuances of 740,799 additional Common Shares upon the exercise of outstanding director and employee incentive plan stock options; and
(c)	the issuance of an aggregate of 10,150,322 Special Warrants in December 2018; and
(d)	the issuance of an aggregate of 10,150,322 Underlying Shares upon conversion of the Special Warrants on February 19, 2018 upon deemed exercise in accordance with the terms set out in the Special Warrant Certificates, each as described further below under “Prior Sales”.

The following table shows the effect of the Special Warrant Financing and the exercise of the Special Warrants on the Company’s issued and outstanding Common Shares, warrants, options and shareholders’ equity:

Description	As at September 30, 2018 Before Giving Effect to the Issuance of Special Warrants	As at September 30, 2018 After Giving Effect to the Issuance of Special Warrants	As at September 30, 2018 After Giving Effect to the Exercise of Special Warrants
Common Shares	312,664,327	312,664,327	322,814,649
Warrants and Non-Employee Options	31,448,830	31,448,830	31,448,830
Special Warrants	Nil	10,150,322	Nil
Options	25,299,398	25,299,398	25,299,398
Shareholders’ Equity	$144,526,000	$152,950,767	$152,950,767

.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

The authorized share capital of the Company consists of an unlimited number of Common Shares without par value, of which 323,885,457 shares were issued and outstanding as at February 19, 2019.

The holders of Common Shares are entitled to receive notice of any meeting of the shareholders of the Company and to attend and vote thereat, except those meetings at which only the holders shares of another class or of a particular series are entitled to vote. Each Common Share entitles its holder to one vote. The holders of Common Shares are entitled to receive on a pro-rata basis such dividends as the board of directors may declare out of funds legally available therefor. In the event of the dissolution, liquidation, winding-up or other distribution of our assets, such holders are entitled to receive on a pro-rata basis all of assets of the Company remaining after payment of all of liabilities. The Common Shares carry no pre-emptive or conversion rights.

PRIOR SALES

During the 12-month period before the date of this Prospectus Supplement, we have issued Common Shares and securities convertible into Common Shares as follows:

Common Shares

Date of Issuance	Aggregate Number and Type of Securities Issued	Price per Security
February 8, 2018	20,000 Common Shares	$0.55
February 9, 2018	29,996 Common Shares	$0.55
February 9, 2018	100,000 Common Shares	$0.55
February 13, 2018	250,000 Common Shares	$0.65
February 13, 2018	250,000 Common Shares	$0.55
February 22, 2018	257,575 Common Shares	$0.55

Date of Issuance	Aggregate Number and Type of Securities Issued	Price per Security
March 2, 2018	100,000 Common Shares	$0.55
March 6, 2018	581,575 Common Shares	$0.55
March 7, 2018	38,900 Common Shares	$0.55
March 9, 2018	332,600 Common Shares	$0.55
March 12, 2018	200,500 Common Shares	$0.55
March 14, 2018	57,000 Common Shares	$0.55
April 2, 2018	20,000 Common Shares	$0.55
April 5, 2018	53,500 Common Shares	$0.55
April 19, 2018	102,700 Common Shares	$0.55
May 4, 2018	141,077 Common Shares	$0.55
June 14, 2018	11,000 Common Shares	$0.50
July 16, 2018	25,000 Common Shares	$0.50
July 27, 2018	13,000 Common Shares	$0.50
July 30, 2018	434,742 Common Shares (1)	$Nil (1)
July 31, 2018	1,500 Common Shares	$0.50
August 1, 2018	7,500 Common Shares	$0.50
August 29, 2018	26,000 Common Shares	$0.50
September 6, 2018	6,000 Common Shares	$0.49
September 24, 2018	6,000 Common Shares	$0.50
September 25, 2018	13,333 Common Shares	$0.50
October 4, 2018	12,000 Common Shares	$0.50
October 4, 2018	7,500 Common Shares	$0.50
October 4, 2018	30,000 Common Shares	$0.50
October 4, 2018	132,666 Common Shares	$0.50
October 9, 2018	81,030 Common Shares	$0.50
October 10, 2018	30,000 Common Shares	$0.50
October 11, 2018	19,500 Common Shares	$0.50
October 11, 2018	37,000 Common Shares	$0.50
October 12, 2018	12,000 Common Shares	$0.50
October 12, 2018	12,000 Common Shares	$0.50
October 15, 2018	175,000 Common Shares	$0.50
October 17, 2018	89,000 Common Shares	$0.50
October 17, 2018	54,000 Common Shares	$0.50
October 17, 2018	14,000 Common Shares	$0.50

Date of Issuance	Aggregate Number and Type of Securities Issued	Price per Security
October 18, 2018	15,000 Common Shares	$0.50
October 19, 2018	11,000 Common Shares	$0.50
November 8, 2018	7,500 Common Shares	$0.76
November 30, 2018	1,000 Common Shares	$0.55
January 4, 2019	125,000 Common Shares	$0.49
January 28, 2019	85,294 Common Shares (1)	N/A (1)
February 4, 2019	6,000 Common Shares	$0.49
February 6, 2019	15,000 Common Shares	$0.49
February 12, 2019	36,300 Common Shares	$0.40
February 14, 2019	49,685 Common Shares	$0.55
February 19, 2019	10,150,322 Common Shares (2)	$0.83(2)

Note:

(1)	Common Shares issued on payout of Restricted Share Units, which vested.
(2)	Issued upon conversion of Special Warrants issued on December 21 and 27, 2018 without payment of any additional consideration.

Special Warrants

Date of Issuance	Aggregate Number and Type of Securities Issued	Price per Security
December 21, 2018	8,908,322 Special Warrants(1)	$0.83
December 27, 2018	1,242,000 Special Warrants(1)	$0.83

Note:

(1)	Special Warrants issued pursuant to the Special Warrant Financing. All Special Warrants converted into Underlying Shares on February 19, 2019 on a one-for-one basis without payment of additional consideration.

Stock Options

Date of Issuance	Aggregate Number and Type of Securities Issued	Exercise Price per Security
August 9, 2018	5,635,000 Options(1)	$0.76

Note:

(1)	The options were granted as follows: 3,500,000 expire on August 9, 2023 and 2,135,000 expire on August 9, 2021. Fifty percent (50%) of the options vested on the grant date and the remaining fifty percent (50%) vest 12 months from the grant date.

Restricted Share Units (“RSUs”)

Date of Issuance	Aggregate Number and Type of Securities Issued	Price per Security
August 9, 2018	125,000 RSUs(1)	$Nil

Note:

(1)	85,294 RSUs vested and were paid out on January 28, 2019.

TRADING PRICE AND VOLUME

Our Common Shares are listed on the TSX under the trading symbol “NDM” and on the NYSE American under the trading symbol “NAK”.

The following table sets forth the reported high and low sale prices in Canadian dollars for the Common Shares on the TSX for the monthly periods indicated.

Month	TSX Price Range ($)		Total Volume
	High	Low
February 2018	1.63	1.00	10,483,078
March 2018	1.38	1.08	5,780,089
April 2018	1.25	1.05	2,381,385
May 2018	1.16	0.55	13,140,676
June 2018	0.89	0.59	8,419,716
July 2018	0.89	0.63	4,403,942
August 2018	0.79	0.64	2,104,478
September 2018	0.78	0.65	2,498,249
October 2018	0.78	0.57	2,491,213
November 2018	1.12	0.60	8,617,518
December 2018	1.00	0.69	2,833,754
January 2019	1.05	0.79	3,427,682
February 1 - 19, 2019	1.47	1.02	4,686,196

The following table sets forth the reported high and low sale prices in United States dollars for the Common Shares on the NYSE American for the monthly periods indicated.

Month	NYSE American Price Range (US$)		Total Volume
	High (US$)	Low (US$)
February 2018	1.30	0.8082	54,350,283
March 2018	1.06	0.83	23,796,909
April 2018	1.00	0.814	17,619,748
May 2018	0.9098	0.4251	38,460,014
June 2018	0.6899	0.46	28,202,460
July 2018	0.68	0.4813	19,819,044
August 2018	0.62	0.49	16,050,872
September 2018	0.59	0.52	9,953,679
October 2018	0.60	0.43	16,394,910
November 2018	0.8396	0.49	36,204,479
December 2018	0.78	0.505	14,959,806
January 2019	0.793	0.5692	16,073,013
February 1 - 19, 2019	1.12	0.761	24,113,569

On February 19, 2019, the closing price of our Common Shares as reported on the NYSE American was US$0.884 per Common Share and on the TSX was $1.17 per Common Share.

RISK FACTORS

Special Warrant investors who will receive Underlying Shares should consider carefully the risk factors set out herein and contained in and incorporated by reference in the Base Prospectus accompanying this Prospectus Supplement. Discussions of certain risks affecting us in connection with our business are set out under the heading “Risk Factors” in the accompanying Base Prospectus as well as in the documents incorporated by reference therein and herein, including, specifically, under heading “Risk Factors” in 2017 AIF.

In addition, we face the following additional risk factors:

The Common Shares may experience price and volume volatility and the market price for the Common Shares may drop below the price you paid

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations, which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that such fluctuations will not affect the price of the Common Shares, and the price may decline below their acquisition cost. As a result of this volatility, investors may not be able to sell the Common Shares at or above their acquisition cost.

Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in the countries where we carry on business and globally, and market perceptions of the attractiveness of particular industries. The price of securities of the Company is also likely to be significantly affected by short-term changes in commodity prices, other precious metal prices or other mineral prices, currency exchange fluctuation and the political environment in the countries in which we do business and globally.

In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm our profitability and reputation.

Sales of substantial amounts of the Common Shares may have an adverse effect on the market price of the Common Shares of the Company

Sales of substantial amounts of the Common Shares of the Company, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Common Shares. A decline in the market prices of the Common Shares of the Company could impair our ability to raise additional capital through the sale of securities should it desire to do so.

Likely PFIC status has possible adverse U.S. federal income tax consequences for U.S. investors

The Company was likely a “passive foreign investment company” (a “PFIC”) within the meaning of the U.S. Internal Revenue Code in one or more prior tax years, expects to be a PFIC for the current tax year, and may also be a PFIC in subsequent years. A non-U.S. corporation is a PFIC for any tax year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) or (ii) on average for such tax year, 50% or more (by value) of its assets either produces or is held for the production of passive income, and thereafter unless certain elections are made.

If the Company is a PFIC for any year during a U.S. taxpayer’s holding period, such taxpayer may be required to treat any gain recognized upon a sale or disposition of the Common Shares as ordinary income (rather than capital gain), and any resulting U.S. federal income tax may be increased by an interest charge. Rules similar to those applicable to dispositions will generally apply to certain “excess distributions” in respect of the Common Shares. A U.S. taxpayer may generally avoid these unfavorable tax consequences by making a timely and effective “qualified electing fund” (“QEF”) election or “mark-to-market” election with respect to the Common Shares. A U.S. taxpayer who makes a timely and effective QEF election must generally report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company makes any distributions to shareholders in such year. A U.S. taxpayer who makes a timely and effective mark-to-market election must, in general, include as ordinary income, in each year in which the Company is a PFIC, the excess of the fair market value of the Common Shares over the taxpayer’s adjusted cost basis in such shares.

This risk factor is qualified in its entirety by the discussion provided below under the heading, “Certain Material United States Federal Income Tax Considerations.”

CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the ownership and disposition of Underlying Shares acquired pursuant to the automatic conversion of Special Warrants (“Shares”). This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the automatic conversion of the Special Warrants and the ownership and disposition of Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. In addition, this summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. Medicare contribution, U.S. state and local, or non-U.S. tax consequences of the automatic conversion of the Special Warrants and the ownership and disposition of Shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local and non-U.S. tax consequences of the automatic conversion of the Special Warrants and the ownership and disposition of Shares.

No opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the automatic conversion of the Special Warrants and the ownership and disposition of Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, any position taken in this summary. In addition, because the authorities upon which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of This Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (a) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

 Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Shares that is not a partnership (or other “pass-through” entity) for U.S. federal income tax purposes and is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences applicable to non-U.S. Holders arising from the automatic conversion of the Special Warrants and the ownership and disposition of Shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the automatic conversion of the Special Warrants and the ownership and disposition of Shares.

Transactions Not Addressed

This summary does not address the tax consequences of transactions effected prior or subsequent to, or concurrently with, any acquisition of Shares (whether or not any such transactions are undertaken in connection with the acquisition of the Shares), including, without limitation, the following:

•	any vesting, conversion, assumption, disposition, exercise, exchange, or other transaction involving Special Warrants or any other rights to acquire Shares; and

•	any transaction, other than the automatic conversion of the Special Warrants, in which Shares will be issued or are acquired.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of the automatic conversion of the Special Warrants and the ownership and disposition of Shares by U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) broker-dealers, dealers, or traders in securities or currencies that elect to apply a “mark-to-market” accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own Special Warrants or Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquire Special Warrants or Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Special Warrants or Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); and (h) U.S. Holders that own directly, indirectly, or by attribution, 10% or more, by voting power or value, of the outstanding stock of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Special Warrants or Shares in connection with carrying on a business in Canada; (d) persons whose Special Warrants or Shares constitute “taxable Canadian property” under the Income Tax Act (Canada); or (e) persons that have a permanent establishment in Canada for purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) relating to the automatic conversion of Special Warrants and the ownership and disposition of Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Special Warrants or Shares, the U.S. federal income tax consequences to such partnership and the partners (or other owners) of such partnership of the automatic conversion of Special Warrants and the ownership and disposition of Shares generally will depend on the activities of the partnership and the status of such partners (or other owners). This summary does not address the U.S. federal income tax consequences for any such partner or partnership (or other “pass-through” entity or its owners). Owners of entities and arrangements that are classified as partnerships (or other “pass-through” entities) for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the automatic conversion of Special Warrants and the ownership and disposition of Shares.

Automatic Conversion of Special Warrants

Subject to the “passive foreign investment company” (“PFIC”) rules discussed below (see “Tax Consequences if the Company is a PFIC”), no gain or loss will be realized by a U.S. Holder on the automatic conversion of a Special Warrant into a Share. Upon conversion, the U.S. Holder’s tax basis in a Share will be equal to the U.S. Holder’s tax basis in the Special Warrant and the holding period of a Share will include the holding period of the Special Warrant.

Distributions on Shares

Subject to the “passive foreign investment company” (“PFIC) rules discussed below (see “Tax Consequences if the Company is a PFIC”), a U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Shares (as defined in “Certain Canadian Federal Income Tax Considerations,” above) will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Shares and thereafter as gain from the sale or exchange of such Shares (see “Sale or Other Taxable Disposition of Shares” below). However, the Company may not maintain calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Shares will constitute a dividend. Dividends received on the Shares generally will not be eligible for the “dividends received deduction” available to U.S. corporate shareholders receiving dividends from U.S. corporations . If the Company is eligible for the benefits of the Canada-U.S. Tax Convention or its shares are readily tradable on an established securities market in the U.S., dividends paid by the Company to non-corporate U.S. Holders generally will be eligible for the preferential tax rates applicable to long-term capital gains, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Shares

Subject to the PFIC rules discussed below (see “Tax Consequences if the Company is a PFIC”), upon the sale or other taxable disposition of Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder’s tax basis in the Shares sold or otherwise disposed of. Any capital gain or loss realized on a sale or other taxable disposition of Shares will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the Special Warrants and Shares have been held by the U.S. Holder for more than one year. Preferential tax rates apply to long-term capital gains of non-corporate U.S. Holders. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

PFIC Status of the Company

If the Company is or becomes a PFIC, the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the automatic conversion of Special Warrants and the ownership and disposition of Shares. The U.S. federal income tax consequences of the automatic conversion of Special Warrants and the owning and disposing of Shares if the Company is or becomes a PFIC are described below under the heading “Tax Consequences if the Company is a PFIC.”

A non-U.S. corporation is a PFIC for each tax year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) (the “income test”) or (ii) on average for such tax year, 50% or more (by value) of its assets either produces or is held for the production of passive income (the “asset test”). For purposes of the PFIC provisions, “gross income” generally includes sales revenues less cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes dividends, interest, certain rents and royalties, and certain gains from commodities or securities transactions. In determining whether or not it is a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value).

Under certain attribution and indirect ownership rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate shares of the Company's direct or indirect equity interests in any company that is also a PFIC (a ''Subsidiary PFIC''), and will be subject to U.S. federal income tax on their proportionate share of (a) any "excess distributions," as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the automatic conversion of Special Warrants and the ownership or disposition of Shares. Further, a U.S. Holder may realize gain if the Shares are pledged as security for a loan, transferred by gift or death, or are subject to certain corporate distributions Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of the Shares are made.

The Company believes it was a PFIC in one or more prior tax years and, based on current business plans and financial projections, expects to be a PFIC in the current tax year and possibly in subsequent tax years. The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually at the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. There can be no assurance that the Company will or will not be determined to be a PFIC for the current tax year or any prior or future tax year, and no opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or will be requested. U.S. Holders should consult their own U.S. tax advisors regarding the PFIC status of the Company.

Tax Consequences if the Company is a PFIC

If the Company is a PFIC for any tax year during which a U.S. Holder holds Special Warrants or Shares, special rules may increase such U.S. Holder’s U.S. federal income tax liability with respect to the ownership and disposition of such Shares. If the Company meets the income test or the asset test for any tax year during which a U.S. Holder owns Special Warrants or Shares, the Company will be treated as a PFIC with respect to such U.S. Holder for that tax year and for all subsequent tax years, regardless of whether the Company meets the income test or the asset test for such subsequent tax years, unless the U.S. Holder elects to recognize any unrealized gain in the Shares or makes a timely and effective QEF Election or Mark-to-Market Election described below.

Under the default PFIC rules:

•	any gain realized on the sale or other disposition (including dispositions and certain other events that would not otherwise be treated as taxable events) of Shares (including an indirect disposition of the stock of any Subsidiary PFIC) and any “excess distribution” (defined as a distribution to the extent it (together with all other distributions received in the relevant tax year) exceeds 125% of the average annual distributions received during the preceding three years) received on Shares or with respect to the stock of a Subsidiary PFIC will be allocated ratably to each day of such U.S. Holder’s holding period for the Shares (including the U.S. Holder’s holding period for the Special Warrants;

•	the amount allocated to the current tax year and any year prior to the first year in which the Company was a PFIC will be taxed as ordinary income in the current year;

•	the amount allocated to each of the other tax years (the “Prior PFIC Years”) will be subject to tax at the highest ordinary income tax rate in effect for the applicable class of taxpayer for that year;

•	an interest charge will be imposed with respect to the resulting tax attributable to each Prior PFIC Year, which interest charge is not deductible by non-corporate U.S. Holders; and

•	any loss realized on the disposition of the Shares generally will not be recognized.

Additionally, if the Company is a PFIC, a U.S. Holder who acquires Special Warrants or Shares from a decedent would be denied the normally available step-up in tax basis for such securities to fair market value at the date of death and instead would have a tax basis equal to the lower of the fair market value or the decedent’s tax basis.

A U.S. Holder that makes a timely and effective “mark-to-market” election under Section 1296 of the Code (a “Mark-to-Market Election”) or a timely and effective election to treat the Company and each Subsidiary PFIC as a “qualified electing fund” (a “QEF”) under Section 1295 of the Code (a “QEF Election”) may generally mitigate or avoid the PFIC consequences described above. In light of adverse consequences of PFIC characterization and the uncertainty as to the Company’s PFIC status, the Company will undertake to provide to any U.S. Holder, upon written request, the information the Company determines is necessary for U.S. income tax reporting purposes for such investor to make a QEF Election. U.S. Holders should be aware that there can be no assurance that the Company has satisfied or will satisfy the recordkeeping requirements that apply to a QEF or that the Company has supplied or will supply U.S. Holders with information such U.S. Holders require to report under the QEF rules in the event that the Company is a PFIC for any tax year.

A timely and effective QEF Election requires a U.S. Holder to include currently in gross income each year its pro rata share of the Company’s ordinary earnings and net capital gains, regardless of whether such earnings and gains are actually distributed. Thus, a U.S. Holder could have a tax liability with respect to such ordinary earnings or gains without a corresponding receipt of cash from the Company. If the Company is a QEF with respect to a U.S. Holder, the U.S. Holder’s basis in the Shares will be increased to reflect the amount of the taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the Shares and will not be taxed again as a distribution to a U.S. Holder. Taxable gains on the disposition of the Shares by a U.S. Holder that has made a timely and effective QEF Election are generally capital gains. A U.S. Holder must make a QEF Election for the Company and each Subsidiary PFIC if it wishes to have this treatment. To make a QEF Election, a U.S. Holder will need to have an annual information statement from the Company setting forth the ordinary earnings and net capital gains for the year. In general, a U.S. Holder must make a QEF Election on or before the due date for filing its income tax return for the first year to which the QEF Election will apply. Under applicable Treasury Regulations, a U.S. Holder will be permitted to make retroactive elections in particular circumstances, including if it had a reasonable belief that the Company was not a PFIC and filed a protective statement. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs. Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective QEF Election for the Company and any Subsidiary PFIC.

A U.S. Holder cannot make a QEF election with respect to the Special Warrants. Upon conversion of the Special Warrants into Shares, a U.S Holder’s holding period in the Shares will include the holding period of the Special Warrants. Thus, even if a U.S. Holder properly makes (or has in effect) a QEF election with respect to Shares, the default PFIC rules of the Code described above will continue to apply to the Shares unless the holder makes a ‘‘purging election.’’ The purging election creates a deemed sale of the Shares. The gain recognized as result of the purging election would be subject to the default PFIC rules of the Code described above. After the purging election, the U.S. Holder would have a new tax basis and holding period in the Shares for purposes of the PFIC rules. The application of the PFIC and QEF rules, including the consequences of making certain elections, to Special Warrants and Shares is subject to significant uncertainties. Accordingly, each U.S. Holder should consult such holder’s tax advisor concerning the consequences of automatic conversion of Special Warrants and the ownership or disposition of Shares.

A Mark-to-Market Election may be made with respect to stock in a PFIC if such stock is “regularly traded” on a “qualified exchange or other market” (within the meaning of the Code and the applicable Treasury Regulations). A class of stock that is traded on one or more qualified exchanges or other markets is considered to be “regularly traded” for any calendar year during which such class of stock is traded in other than de minimis quantities on at least 15 days during each calendar quarter. If the Shares are considered to be “regularly traded” within this meaning, then a U.S. Holder generally will be eligible to make a Mark-to-Market Election with respect to the Shares. However, there is no assurance that the Shares will be or remain “regularly traded” for this purpose. A Mark-to-Market Election may not be made with respect to the stock of any Subsidiary PFIC because such stock is not marketable. Hence, a Mark-to-Market Election will not be effective to eliminate the application of the default PFIC rules of the Code, described above, with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions with respect to a Subsidiary PFIC.

A U.S. Holder that makes a timely and effective Mark-to-Market Election with respect to Shares generally will be required to recognize as ordinary income in each tax year in which the Company is a PFIC an amount equal to the excess, if any, of the fair market value of such units as of the close of such taxable year over the U.S. Holder’s adjusted tax basis in such shares as of the close of such taxable year. A U.S. Holder’s adjusted tax basis in the Shares generally will be increased by the amount of ordinary income recognized with respect to such shares. If the U.S. Holder’s adjusted tax basis in the Shares as of the close of a tax year exceeds the fair market value of such Shares as of the close of such taxable year, the U.S. Holder generally will recognize an ordinary loss, but only to the extent of net mark-to-market income recognized with respect to such Shares for all prior taxable years. A U.S. Holder’s adjusted tax basis in its Shares generally will be decreased by the amount of ordinary loss recognized with respect to such Shares. Any gain recognized upon a disposition of the Shares generally will be treated as ordinary income, and any loss recognized upon a disposition generally will be treated as an ordinary loss to the extent of net mark-to-market income recognized for all prior taxable years. Any loss recognized in excess thereof will be taxed as a capital loss. Capital losses are subject to significant limitations under the Code. If a mark- to-market election with respect to Shares is in effect on the date of a U.S. Holder’s death, the tax basis of the Shares in the hands of a U.S. holder who acquired them from a decedent will be the lesser of the decedent’s tax basis or the fair market value of the Shares. Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective Mark-to-Market Election with respect to the Shares.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the ownership or disposition of Shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all creditable foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a non-U.S. corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a non-U.S. corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Special rules apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, non-U.S. taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complex, and a U.S. Holder should consult its own tax advisor regarding their application to the U.S. Holder.

Receipt of Foreign Currency

The amount of any distribution or proceeds paid in Canadian dollars to a U.S. Holder in connection with the ownership of Shares, or on the sale or other taxable disposition of Shares, will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the payment, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting; Backup Withholding

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a non-U.S. corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of “specified foreign financial assets” includes not only financial accounts maintained in non-U.S. financial institutions, but also, if held for investment and not in an account maintained by certain financial institutions, any stock or security issued by a non-U.S. person, any financial instrument or contract that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. A U.S. Holder may be subject to these reporting requirements unless such U.S. Holder’s Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns on IRS Form 8938, and, if applicable, filing obligations relating to the PFIC rules, including possible reporting on IRS Form 8621.

Payments made within the U.S. or by a U.S. payor or U.S. middleman of (a) distributions on the Shares, and (b) proceeds arising from the sale or other taxable disposition of Shares generally will be subject to information reporting. In addition, backup withholding, currently at a rate of 24%, may apply to such payments if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. Certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. The information reporting and backup withholding rules may apply even if, under the Canada-U.S. Tax Convention, payments are exempt from the dividend withholding tax or otherwise eligible for a reduced withholding rate.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL U.S. TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE AUTOMATIC CONVERSION OF SPECIAL WARRANTS AND THE OWNERSHIP AND DISPOSITION OF SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

LEGAL MATTERS

Certain legal matters relating to the sales of the Offered Shares by the Selling Shareholders will be passed upon for the Company by McMillan LLP, as to Canadian and United States legal matters.

As of the date of this Prospectus Supplement, the partners and associates of McMillan LLP, as a group, beneficially, directly or indirectly, own less than 1% of any class of securities of the Company.

AUDITOR

The auditors of the Company are Deloitte LLP, Chartered Professional Accountants, of Vancouver, British Columbia (“Deloitte LLP”). Deloitte LLP is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia, and within the meaning of the U.S. Securities Act and the applicable rules and regulations adopted by the SEC and the Public Company Accounting Oversight Board (United States).

transfer agent and registrar

Computershare Investor Services Inc., at its Vancouver office located at 3rd Floor, 510 Burrard Street, Vancouver, BC, V6C 3B9, is the transfer agent and registrar for the Common Shares.

InterestS of Experts

Information relating to the Company’s mineral properties incorporated by reference in this Prospectus Supplement and the Base Prospectus has been derived from the “2018 Technical Report on the Pebble Project, Southwest Alaska, USA”, effective date December 22, 2017 (the “Pebble Project Report”), which has been prepared by the Qualified Persons named below and this information has been included in reliance on the expertise of these Qualified Persons:

•	J. David Gaunt, P.Geo., a non-independent Qualified Person, who co-authored the Pebble Project Report;
•	James Lang, P.Geo., a non-independent Qualified Person, who co-authored the Pebble Project Report;
•	Eric Titley, P.Geo., a non-independent Qualified Person, who co-authored the Pebble Project Report;

•	Ting Lu, P.Eng., an independent Qualified Person, who co-authored the Pebble Project Report; and
•	Stephen Hodgson, P.Eng., a non-independent Qualified Person, who co-authored the Pebble Project Report.

Based on information provided by the relevant persons, and except as otherwise disclosed in this Prospectus Supplement, none of the persons or companies referred to above has received or will receive any direct or indirect interests in the Company’s property or the property of an associated party or an affiliate of the Company or have any beneficial ownership, direct or indirect, of the Company’s securities or of an associated party or an affiliate of the Company. The Company understands that, after reasonable inquiry and as at the date hereof, the experts listed above as a group, beneficially own, directly or indirectly, less than one percent of the outstanding Common Shares of the Company.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents referred to in the Base Prospectus or in this Prospectus Supplement have been or will (through post-effective amendment or incorporation by reference) be filed with the SEC as part of the Registration Statement on Form F-10 (File No. 333-229262) of which this Prospectus Supplement and the Base Prospectus forms a part:

(i)	the documents referred to under the heading “Documents Incorporated by Reference” in this Prospectus Supplement and in the Base Prospectus;
(ii)	the consent of Deloitte LLP;
(iii)	consents of those “Qualified Persons” named under “Interest of Experts” in this Prospectus Supplement and the Base Prospectus;
(iv)	powers of attorney from certain of the Company’s officers and directors;
(v)	the consent of McMillan LLP;
(vi)	the form of Special Warrant Certificate; and
(vii)	the form of Registration Rights Agreement.